
07048696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 3/1/07

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)



Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	1,210,352,883	100	1,084,817,954	100
s02	CURRENT ASSETS	392,733,932	32	304,629,376	28
s03	CASH AND SHORT-TERM INVESTMENTS	188,689,476	16	125,724,053	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	50,967,820	4	43,821,134	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	89,459,092	7	78,837,250	7
s06	INVENTORIES	59,559,364	5	52,632,561	5
s07	OTHER CURRENT ASSETS	4,058,180	0	3,614,378	0
s08	LONG-TERM	31,437,476	3	27,749,958	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	31,293,611	3	27,749,958	3
s11	OTHER INVESTMENTS	143,865	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	709,621,490	59	669,307,823	62
s13	LAND AND BUILDINGS	478,311,203	40	420,674,086	39
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	768,870,211	64	737,238,364	68
s15	OTHER EQUIPMENT	47,799,330	4	46,631,359	4
s16	ACCUMULATED DEPRECIATION	668,389,413	55	608,705,704	56
s17	CONSTRUCTION IN PROGRESS	83,030,159	7	73,469,718	7
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,085,883	0	3,359,079	0
s19	OTHER ASSETS	73,474,102	6	79,771,718	7
s20	TOTAL LIABILITIES	1,172,881,606	100	1,112,776,794	100
s21	CURRENT LIABILITIES	176,199,376	15	171,149,259	15
s22	SUPPLIERS	36,520,138	3	32,215,474	3
s23	BANK LOANS	24,277,404	2	31,025,849	3
s24	STOCK MARKET LOANS	39,562,368	3	6,534,135	1
s25	TAXES PAYABLE	49,244,367	4	70,761,756	6
s26	OTHER CURRENT LIABILITIES	26,595,099	2	30,612,045	3
s27	LONG-TERM LIABILITIES	505,474,457	43	521,923,680	47
s28	BANK LOANS	150,037,151	13	176,789,023	16
s29	STOCK MARKET LOANS	355,437,306	30	345,134,657	31
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	13,651,137	1	28,813,663	3
s32	OTHER NON CURRENT LIABILITIES	477,556,636	41	390,890,192	35
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	37,471,277	100	(27,958,840)	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	37,471,277	100	(27,958,840)	100
s36	CONTRIBUTED CAPITAL	328,950,566	878	289,964,600	(1037)
s79	CAPITAL STOCK	328,950,566	878	289,964,600	(1037)
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(291,479,289)	(778)	(317,923,440)	1137
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(291,479,289)	(778)	(317,923,440)	1137
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	188,689,476	100	125,724,053	100
s46	CASH	92,296,851	49	46,380,413	37
s47	SHORT-TERM INVESTMENTS	96,392,625	51	79,343,640	63
s07	OTHER CURRENT ASSETS	4,058,180	100	3,614,378	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	4,058,180	100	3,614,378	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,085,883	100	3,359,079	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	3,085,883	100	3,359,079	100
s19	OTHER ASSETS	73,474,102	100	79,771,718	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	73,474,102	100	79,771,718	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	176,199,376	100	171,149,259	100
s52	FOREIGN CURRENCY LIABILITIES	49,912,069	28	133,520,925	78
s53	MEXICAN PESOS LIABILITIES	126,287,307	72	37,628,334	22
s26	OTHER CURRENT LIABILITIES	26,595,099	100	30,612,045	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	14,600,597	55	19,804,143	65
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	11,994,502	45	10,807,902	35
s27	LONG-TERM LIABILITIES	505,474,457	100	521,923,680	100
s59	FOREIGN CURRENCY LIABILITIES	407,616,756	81	412,662,166	79
s60	MEXICAN PESOS LIABILITIES	97,857,701	19	109,261,514	21
s31	DEFERRED LIABILITIES	13,651,137	100	28,813,663	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	13,651,137	100	28,813,663	100
s32	OTHER NON CURRENT LIABILITIES	477,556,636	100	390,890,192	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	454,327,867	95	390,890,192	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	23,228,769	5	0	0
s79	CAPITAL STOCK	328,950,566	100	289,964,600	100
s37	CAPITAL STOCK (NOMINAL)	221,949,680	67	174,950,497	60
s38	RESTATEMENT OF CAPITAL STOCK	107,000,886	33	115,014,103	40

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(291,479,289)	100	(317,923,440)	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(333,976,967)	115	(238,549,139)	75
s45	NET INCOME FOR THE YEAR	42,497,678	(15)	(79,374,301)	25
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	216,534,556	133,480,117
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	0	0
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 4   YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,058,115,518	100	966,283,662	100
r02	COST OF SALES	402,133,152	38	375,816,940	39
r03	GROSS PROFIT	655,982,366	62	590,466,722	61
r04	OPERATING EXPENSES	76,925,401	7	71,496,251	7
r05	OPERATING INCOME	579,056,965	55	518,970,471	54
r06	INTEGRAL FINANCING COST	22,643,874	2	4,660,887	0
r07	INCOME AFTER INTEGRAL FINANCING COST	556,413,091	53	514,309,584	53
r08	OTHER EXPENSE AND INCOME (NET)	(70,543,463)	(7)	(12,316,877)	(1)
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	626,956,554	59	526,626,461	55
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	584,458,876	55	604,163,940	63
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	42,497,678	4	(77,537,479)	(8)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	42,497,678	4	(77,537,479)	(8)
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	42,497,678	4	(77,537,479)	(8)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	1,836,822	0
r18	NET CONSOLIDATED INCOME	42,497,678	4	(79,374,301)	(8)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	42,497,678	4	(79,374,301)	(8)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,058,115,518	100	966,283,662	100
r21	DOMESTIC	546,749,651	52	525,582,776	54
r22	FOREIGN	511,365,867	48	440,700,886	46
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	22,643,874	100	4,660,887	100
r24	INTEREST EXPENSE	48,616,723	215	55,075,928	1182
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	13,845,300	61	15,078,483	324
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,353,647	10	(18,342,105)	(394)
r28	RESULT FROM MONETARY POSITION	(14,481,196)	(64)	(16,994,453)	(365)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	584,458,876	100	604,163,940	100
r32	INCOME TAX	584,458,876	100	604,163,940	100
r33	DEFERRED INCOME TAX	0	0	0	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,058,115,518	966,283,662
r37	TAX RESULT FOR THE YEAR	42,497,678	(77,537,479)
r38	NET SALES (**)	1,058,115,518	966,283,662
r39	OPERATING INCOME (**)	579,056,965	518,970,471
r40	NET INCOME OF MAJORITY INTEREST (**)	42,497,678	(79,374,301)
r41	NET CONSOLIDATED INCOME (**)	42,497,678	(79,374,301)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	63,301,947	54,897,308

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	236,226,566	100	265,947,000	100
rt02	COST OF SALES	105,515,064	45	147,682,381	56
rt03	GROSS PROFIT	130,711,502	55	118,264,619	44
rt04	OPERATING EXPENSES	23,414,203	10	18,021,160	7
rt05	OPERATING INCOME	107,297,299	45	100,243,459	38
rt06	INTEGRAL FINANCING COST	2,460,666	1	717,201	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	104,836,633	44	99,526,258	37
rt08	OTHER EXPENSE AND INCOME (NET)	(9,637,416)	(4)	2,156,984	1
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	114,474,049	48	97,369,274	37
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	121,377,065	51	167,185,897	63
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(6,903,016)	(3)	(69,816,623)	(26)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(6,903,016)	(3)	(69,816,623)	(26)
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(6,903,016)	(3)	(69,816,623)	(26)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	6,506,900	2
rt18	NET CONSOLIDATED INCOME	(6,903,016)	(3)	(76,323,523)	(29)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(6,903,016)	(3)	(76,323,523)	(29)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	236,226,566	100	265,947,000	100
rt21	DOMESTIC	133,031,221	56	142,261,873	53
rt22	FOREIGN	103,195,345	44	123,685,127	47
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	2,460,666	100	717,201	100
rt24	INTEREST EXPENSE	10,741,258	437	12,650,924	1764
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	(1,748,300)	(71)	(239,266)	(33)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,990,722)	(122)	(1,368,537)	(191)
rt28	RESULT FROM MONETARY POSITION	(7,038,170)	(286)	(10,804,452)	(1506)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	121,377,065	100	167,185,897	100
rt32	INCOME TAX	121,377,065	100	167,185,897	100
rt33	DEFERRED INCOME TAX	0	0	0	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	42,497,678	(79,374,301)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	132,442,627	114,200,779
c03	RESOURCES FROM NET INCOME FOR THE YEAR	174,940,305	34,826,478
c04	RESOURCES PROVIDED OR USED IN OPERATION	(45,977,853)	17,212,502
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	128,962,452	52,038,980
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	9,832,601	30,895,415
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	31,200,471	43,277,089
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	41,033,072	74,172,504
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(107,030,101)	(91,742,974)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	62,965,423	34,468,510
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	125,724,053	91,255,543
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	188,689,476	125,724,053

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	132,442,627	114,200,779
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	63,301,947	54,897,308
c41	+ (-) OTHER ITEMS	69,140,680	59,303,471
c04	RESOURCES PROVIDED OR USED IN OPERATION	(45,977,853)	17,212,502
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(17,768,557)	9,570,645
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,073,030)	(14,179,012)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	6,297,598	6,685,836
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	4,304,672	6,063,519
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(36,738,536)	9,071,514
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	9,832,601	30,895,415
c23	+ BANK FINANCING	61,973,203	14,189,691
c24	+ STOCK MARKET FINANCING	95,900,287	179,876,929
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	(29,312,284)
c27	(-) BANK FINANCING AMORTIZATION	(131,741,086)	(58,162,421)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(3,023,336)	(43,316,597)
c29	(-) OTHER FINANCING AMORTIZATION	0	(32,379,903)
c42	+ (-) OTHER ITEMS	(13,276,467)	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	31,200,471	43,277,089
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(15,798,732)	(11,066,866)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	46,999,203	54,343,955
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(107,030,101)	(91,742,974)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(103,615,772)	(84,918,175)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	(2,839,388)	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(574,941)	(6,824,799)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED INFORMATION

Previous Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.00	veces		0.00	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	veces		0.00	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	4.01	%	(8.21)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	113.41	%	283.89	%
p03	NET INCOME TO TOTAL ASSETS (**)	3.51	%	(7.31)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(20.04)	%	(40.74)	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	34.07	%	(21.41)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.87	veces	0.89	veces
p07	NET SALES TO FIXED ASSETS (**)	1.49	veces	1.44	veces
p08	INVENTORIES TURNOVER (**)	6.75	veces	7.14	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	15.07	dias	14.19	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.57	%	4.95	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	96.90	%	102.57	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	31.30	veces	(39.80)	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.00	%	49.08	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.23	%	77.97	%
p15	OPERATING INCOME TO INTEREST PAID	11.91	veces	9.42	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	0.90	veces	0.86	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.22	veces	1.77	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.89	veces	1.47	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	veces	0.27	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	107.08	%	73.45	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	16.53	%	3.60	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.34)	%	1.78	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.65	veces	0.94	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	23.96	%	41.65	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	76.03	%	58.34	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	96.80	%	92.56	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCIÓN DE BANCA MÚLTIPLE J.P. MORGAN GRUPO FINANCIERO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PEMEX Unaudited Financial Results Report as of December 31, 2006

During the fourth quarter of 2006, crude oil production averaged 3,104 Mbd, 6% less than the 3,306 Mbd average for the fourth quarter of 2005. Despite heavy crude oil production decreased by 11%, light and extra-light crude oil production increased by 4% and by18%, respectively. Heavy crude oil production decreased primarily due to the decline of Cantarell, maintenance works, as well as adverse weather conditions registered during the first 10 days of December. This caused a deferral of 5.9 million barrels. The increase of 59 Mbd in light and extra-light crude oil production was due to the completion and workover of wells, as well as the beginning of operations of production infrastructure in the Litoral de Tabasco and Abkatún-Pol-Chuc assets, located in the Southwest Marine Region.

Natural gas production increased by 13%, as compared to the fourth quarter of 2005; non-associated gas production increased by 24%, while associated gas production grew 5%. The increase of 477 Mbd in non-associated natural gas production was mainly due to an increase of production in the Veracruz and Burgos basins, located in the North Region. The increase of 159 MMcfd in associated natural gas production was a result of the completion and major repair of wells in the Ixtal and Taratunich fields, within the Southwest Marine Region. A new historical natural gas production record of 5,773 MMcfd was registered on December 27, 2006. Likewise, during this month a historical non-associated natural gas production record was reached, averaging a volume of 2,480 MMcfd.

During the fourth quarter of 2006, total on-shore natural gas processing increased by 7%. This increase was attributable to an increase of 306 MMcfd in sweet wet gas processing due to higher availability of sweet wet gas in the Burgos basin. This increase was partially offset by a decrease of 35 MMcfd in sour wet gas processing due to adverse weather conditions during the first ten days of December. As a result of the increase in sweet wet gas and the decrease in sour wet gas processing, in the fourth quarter of 2006, dry gas production increased by 9% and natural gas liquids production decreased by 5% as compared to the same period of 2005.

During the fourth quarter of 2006, total crude oil processing increased by 4% as compared to the same period of 2005 . The processing of heavy crude decreased by 6%, while the processing of light crude increased by 11%. The increase in total crude oil processing was mainly due to programmed maintenance works during the fourth quarter of 2005. The decrease of heavy crude oil processing was a result of the strategy to maximize diesel and gasoline production and minimize fuel oil production.

During the fourth quarter of 2006, total refined products production increased by 4 Mbd to 1,526Mbd. Gasoline production increased by 5%, due to higher processing of intermediate gasoline inventories. Diesel production increased by 3%, while fuel oil production decreased by 9%, mainly as a result of Isthmus crude processing in la Cangrejera Complex.

Total petrochemicals production during the fourth quarter of 2006, was 2,741 thousand tons (Mt), 4% greater than the total petrochemicals production in the same quarter of 2005. This increase was primarily driven by increased production of ethylene oxide and glycols due to a renovation of a catalyst, increased production of ammonia and carbon dioxide, due to better operation performance, and increased production of methanol caused by the closing of operations of the methanol plant in the fourth quarter of 2005, due to high natural gas prices. Nevertheless, this increase was offset by the decrease in acrylonitrile production, due to a lower demand caused by the increase of this product's price. Additionally, the production decrease in low and high density polyethylene was due to the elaboration of a larger variety of polyethylene grades and to equipment downtime.

During the fourth quarter of 2006, PEMEX's crude oil exports averaged 1,663 Mbd, 12% lower than the volume registered during the fourth quarter of 2005. This decrease was mainly due to adverse weather conditions during December and Cantarell's production decline.

Approximately 83% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca). 79% of total crude oil exports were delivered to the United States, while the remaining 21% was distributed among Europe (10%), the rest of the Americas (9%) and the Far East (3%). In the fourth quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$48.6 per barrel, as compared to US$45.6 per barrel in the fourth quarter of 2005, representing a 7% increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exports of refined products averaged 178 Mbd, 7% lower than in the fourth quarter of 2005. This was mainly due to the processing of Isthmus crude oil in La Cangrejera and lower jet fuel exports. The main refined products exported were naphtha and fuel oil.

Petrochemical exports decreased by 4%, or 8 Mt, totaling 184 Mt for the quarter. This was attributable primarily to lower sulfur sales. The main petrochemical exports were sulfur, and low-density polyethylene.

In the fourth quarter of 2006, natural gas imports averaged 352 MMcfd, 24% higher than the imports registered during the fourth quarter of 2005, due to an increase in domestic demand and to fuel oil substitution by Comisión Federal de Electricidad (CFE).

Imports of refined products increased by 1%, from 450 Mbd in the fourth quarter of 2005 to 455 Mbd in the fourth quarter of 2006. This increase was mainly attributable to higher demand of gasolines and diesel.

Petrochemicals' imports decreased by 32%, to 107 Mt, primarily due to higher demand of isobutene for gasoline. The main imported products were isobutenes and xylenes.

During the fourth quarter of 2006, total sales, including the special tax on production and services, or IEPS, decreased by 11% in constant pesos, from Ps. 265.9 billion in the fourth quarter of 2005, to Ps. 236.2 billion in the third quarter of 2006. This was primarily due to lower revenue obtained by crude oil exports.

In the fourth quarter of 2006, costs and operating expenses decreased by 22%, or Ps. 36.8 billion, as compared to the fourth quarter of 2005, to Ps. 128.9 billion (US$11.8 billion). This decrease was primarily due to lower costs in the purchase of products.

Operating income in the fourth quarter of 2006 totaled Ps. 107.3 billion (US$53.2 billion), 7% higher than the comparable figure for the fourth quarter of 2005 of Ps. 100.2 billion. Excluding IEPS, operating income grew by 10%, or Ps. 9.3 billion, to Ps. 107.3 billion (US$9.9 billion) from Ps. 98.0 billion in the fourth quarter of 2005.

During the fourth quarter of 2006, comprehensive financing cost increased by Ps. 1.7 billion, from a cost of Ps. 0.7 billion to a cost of Ps. 2.5 billion (US$0.2 billion).

In the fourth quarter of 2006, other net revenues totaled a positive Ps. 9.6 billion (US$0.9 billion), as compared to a negative Ps 2.2 billion during the fourth quarter of 2005. The increase was primarily due to higher income generated by crediting the IEPS, equivalent to a negative tax rate, of Ps. 4.2 billion.

During the fourth quarter of 2006, income before taxes and duties was Ps. 114.5 billion (US$10.5 billion), as compared to Ps. 97.4 billion during the same period of the previous year. The 18% increase was mainly the result of an increase of Ps. 11.8 billion in other net revenues, an increase of Ps. 7.1 billion in operating income, and an increase of Ps. 1.7 billion in comprehensive financing cost.

Since January 1, 2006, PEMEX is subject to a new fiscal regime; consequently taxes and duties as a percentage of total sales decreased from 63% to 55% in 2006. Nevertheless, this percentage positions PEMEX among the companies with the highest fiscal burden worldwide. Pemex - Exploration and Production tax regime is governed by the Federal Duties Law, while the other Subsidiary entities continue to be governed by Mexico's Income Tax Law.

The most important duty paid by Pemex-Exploration and Production is the ordinary hydrocarbons duty (OHD), which tax base is a quasi operating profit. In addition to the payment of the OHD, Pemex - Exploration and Production pays duty on crude oil extraction, extraordinary duty on crude oil exports, duty on hydrocarbons for the stabilization fund, duty on hydrocarbons for the fund for scientific and technological research on energy, duty on hydrocarbons for fiscal monitoring of oil activities, additional duty (for low crude oil extraction), and excess gains duty

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the fourth quarter of 2006, taxes and duties paid decreased by 27%, from Ps. 167.2 billion to Ps. 121.4 billion. Nevertheless, sales only decreased 11%. As a consequence, taxes and duties as a percentage of total sales decreased from 63% to 51% in the fourth quarter of 2006.

Under the current fiscal regime, the special tax on production and services (IEPS), which applies to domestic sales of gasoline and automotive diesel, continues to be regulated by Mexico's Income Tax Law. During 2005 and 2006, the average producer price of gasoline and diesel was higher than the retail price. In 2005, PEMEX paid this difference, in accordance to Mexico's Income Tax Law. In 2006, the difference was credited against the other taxes and duties paid by PEMEX, in accordance to Mexico's 2006 Income Tax Law. The impact of IEPS credit was reflected in other revenues. During the fourth quarter of 2006, IEPS paid by PEMEX was credited to other taxes and duties, as compared to the Ps. 2.3 billion payment in the fourth quarter of 2005.

During the fourth quarter of 2006, PEMEX recorded net loss of Ps. 6.9 billion (US$0.6 billion), compared to a net loss of Ps. 76.3 billion during the fourth quarter of 2005. The decrease of Ps. 69.4 billion in net loss is explained by a decrease of Ps. 45.8 billion in taxes and duties, an increase of Ps. 11.8 billion in other net revenues, an increase of Ps. 7.1 billion in operating income, an increase of Ps. 6.5 billion in the initial cumulative effect due to the adoption of new accounting standards during 2005, and an increase of Ps. 1.7 billion in comprehensive financing cost.
As of December 31, 2006, total assets were Ps. 1,210.4 billion (US$111.2 billion), representing a 12%, or a Ps. 125.5 billion increase as compared to total assets as of December 31, 2005

Total liabilities increased by 5%, to Ps. 1,172.9 billion (US$107.8 billion). Short-term liabilities increased by 3%, or Ps. 5.1 billion, to Ps. 176.2 billion (US$16.2 billion), primarily as a result of an increase in long- term debt with maturities of less than twelve months. Long-term liabilities increased by 6%, or Ps. 55.1 billion, to Ps. 996.7 billion (US$91.6 billion), mainly due to an increase in the reserve for retirement payments, pensions and seniority premiums. The reserve for retirement payments, pensions and seniority premiums increased by 16%, from Ps. 390.9 billion to Ps. 454.3 billion (US$41.8 billion) according to actuarial studies.

PEMEX's equity increased by Ps. 65.4 billion, from Ps. -28.0 billion to Ps. 37.5 billion (or US$ 3.4 billion). The change in equity was due to an increase of Ps. 47.0 billion due to excess resources, according to Mexico's Income Tax Law for 2006, a decrease of Ps. 26.4 billion in cumulative net losses, due to 2006 generated income, a decrease of Ps. 18.2 billion in the reserve for retirement payments, pensions and seniority premiums, an increase of Ps. 5.1 billion due to the restatement of equity -this account is linked to the restatement of fixed assets-, and an increase of Ps. 5.1 billion in comprehensive income due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedging Operations".

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2006 exchange rate of Ps. 10.881 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the National Banking and Securities Commission and the Securities and Exchange Commission, in our annual report, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F,as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures.

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE J.P. MORGAN
GRUPO FINANCIERO

FINANCIAL STATEMENT NOTES

(Figures in thousands of pesos with the acquisition power of December 31, 2006 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of December 31, 2006 are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these non-audited consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Financial Reporting Standard (NIF) in Mexico, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006 and 2005.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with NIF as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera ("CINIF").

(b) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index ("NCPI") (including the restatement of fixed assets with consideration of value in use), the recognition in the consolidated statement of operations of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date. Consequently, the amounts shown in the accompanying financial statements and these notes are expressed in thousands of constant Mexican pesos as of December 31, 2006. The December 31,

FINANCIAL STATEMENT NOTES

2006 restatement factors applied to the consolidated financial statements at December 31, 2006 were 4.05% and which correspond to inflation from December 31, 2005 through December 31, 2006, based on the NCPI.

Effective January 1, 2004, the Board of Directors of PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling expenses to the successful-efforts method of accounting. As a result, the oil-field exploration and depletion reserve will be discontinued. As of January 1st, 2004 provisions of Bulletin C-15 were enforced, Impairment of the Value of Long-Lived Assets and their Disposal", issued by the MIPA. On December 31, 2005 PEMEX recognized an impairment in the value of its fixed assets.

3. Foreign currency position

As of December 31, 2006 and 2005, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Importe en moneda extranjera (Miles)				
	Activos	Pasivos	Posición Activa (pasiva)	Tipo de cambio	Equivalente en pesos mexicanos
2006:					
Dólares americanos	41,067,450	(61,031,615)	(19,964,164)	10.8810	(217,230,073)
Yenes japoneses	-	(150,102,971)	(150,102,971)	0.0913	(13,704,401)
Libras esterlinas	265	(401,337)	(401,072)	21.3061	(8,545,283)
Euros	1,271	(4,289,797)	(4,288,526)	14.3248	(61,432,271)
Total posición pasiva, antes de coberturas cambiarias					(300,912,028)
2005:					
Dólares americanos	14,621,145	(37,879,912)	(23,258,767)	10.7777	($250,676,014)
Yenes japoneses	-	(144,171,281)	(144,171,281)	0.0914	(13,177,255)
Libras esterlinas	262	(453,455)	(453,193)	18.5247	(8,395,272)
Euros	4,732	(4,240,207)	(4,235,475)	12.7080	(53,824,414)
Chelines austriacos	-	(86)	(86)	8.1744	(703)
Francos suizos	-	(41)	(41)	8.1779	(335)
Dólares canadienses	2	-	2	9.2330	17
Total posición pasiva, antes de coberturas cambiarias					($326,073,976)

4. Cash and cash equivalents

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE J.P. MORGAN
GRUPO FINANCIERO

FINANCIAL STATEMENT NOTES

As of December 31, 2006 and 2005 the cash and cash equivalents are as follows:

	2006	2005
Cash in Banks	$ 92,296,851	$ 46,380,413
Realizable values	96,392,625	79,343,640
	$ 188,689,476	$125,724,053

5. Accounts, notes receivable and other

As of December 31, 2006 and 2005 the accounts, notes and other are as follows:

		2006		2005
Trade-domestic	$	35,271,760	$	36,456,907
Trade-foreign		16,189,594		13,421,256
Mexican Government, advance payments on minimum guaranteed dividends		259,245		15,902,901
Specific Funds Trade Commssion		34,300,437		27,939,631
Ordinary HydrocarbonsDuty		4,113,547		
Employees and officers		3,060,119		2,836,782
Other accounts receivable		49,550,534		28,712,207
Less:allowance for doubtful accounts		(2,318,324)		(2,611,300)

$ $140,426,912 $122,658,384

6. Inventories

As of December 31, 2006 and 2005 inventories are as follows:

		2006		2005
Crude oil, refined products, derivatives and petrochemical products	$	51,002,310	$	45,884,931
Materials and supplies in stock		6,454,866		5,751,079
Materials and products in transit		3,729,739		2,758,264
Less:				
Allowance for slow-moving inventory and obsolescence reserve		(1,627,551)		(1,761,713)
	$	59,559,364	$	52,632,561

7. Properties and equipment

As of December 31, 2006 and 2005 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

		2006	2005
Plants	$	366,004,349	354,272,504
Pipelines		268,676,971	252,562,684
Wells		396,990,003	350,004,307
Buildings		40,676,554	40,452,191
Offshore platforms		134,188,893	119,387,232
Furniture and equipment		47,026,762	45,943,621

FINANCIAL STATEMENT NOTES

Accumulated depreciation and amortization	(668,381,710)	(608,705,703)
Land	$ 40,636,940	$41,233,532
Construction in progress	83,802,728	74,157,456
	$709,621,490	$669,307,823

The depreciation of fixed assets and amortization of wells at the end of December 31, 2006 and 2005, recognized in cost and operating expenses, was Ps. 63,301,900 and Ps. 54,930,600, respectively.

8. Long-term debt

Up to December 31, 2006, Petróleos Mexicanos undertook the following financing activities:

Petróleos Mexicanos obtained U.S.$ 56,241 in purchasing loans and project financings. The purchasing loans and project financings bear interest at a rate of LIBOR plus a spread between 0.225% and 0.50% and are repayable between 2006 and 2011.

Petróleos Mexicanos utilized U.S.$3,300,000 from its two revolving credit facilities, each in the amount of U.S.$1.25 billion; both credit facilities may also be used by the Pemex Project Funding Master Trust (the "Master Trust"), subject to prior authorization by the Ministry of Finance.

During the year ended December 31, 2006, the Master Trust obtained U.S.$ 1,914,184 in loans from financial institutions to finance investments in long-term productive infrastructure projects, which PEMEX refers to as PIDIREGAS. These loans are guaranteed by Petróleos Mexicanos and export credit agencies. PEMEX had a refinancing operation of the Credit Unionized for US$4,250,000 divided in two tranches US$1,500,000 and US$2,750,000 with marity of 5 and 7 years respectively.

In addition, the Master Trust undertook the following financing activities:

On February 2, 2006, the Master Trust issued U.S.$1,500,000 aggregate principal amount of Notes, of which U.S.$750,000 bear interest at a rate of 5.75% and mature in 2015 and U.S.$750,000 bear interest at a rate of 6.625% and mature in 2035. This issuance was a reopening of the June 8, 2005 issuance, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A.

On May 23, 2006, the Master Trust refinanced a syndicated credit facility for a total amount of U.S.$4,250,000, divided in two tranches of U.S.$1,500,000 and U.S.$2,750,000, with terms of 5 and 7 years, respectively.

In June, 2006, the Master Trust received the amount of US$95,265; in August, 2006 the Master Trust received the amount of US$90,045; in both cases the income was given as result of the payment made by Petróleos Mexicanos in order to cancel its notes for the same amounts and that they were under the custody of the Master Trust, as a result of the notes exchange of Pemex notes for Master notes, that was held on February 13, 2006.

On September 22, 2006, the Master Trust used US$1,000,000 of the revolving credit facility contracted in 2004. This was done after Petróleos Mexicanos paid the same amount on the same date. This was done due to the fact that both Petróleos Mexicanos and the Master Trust may use this credit facility, while not exceeding the total amount of the credit facility, which is of US$1,250,000.

FINANCIAL STATEMENT NOTES

On October 31, 2006, the Master Trust used US$1,250,000 of the the revolving credit facility contracted in 2006. This was done after Petróleos Mexicanos paid the same amount on the same date. This was done due to the fact that both Petróleos Mexicanos and the Master Trust may use this credit facility, while not exceeding the total amount of the credit facility, which is of US$1,250,000.

On December 28, 2006, the Master Trust issued bonds in the amount of US$3,000,000 under the Program of Medium Term Notes, Series A, guaranteed by Petróleos Mexicanos. Of these bonds, US$1,000,000 bearing interest at a rate per annum equal to LIBOR for 3 months plus 48 basis points, with maturity in 2011 and US$2,000,000 bearing interest at a rate per annum equal to LIBOR for 3 months plus 52 basis points, with maturity in 2012.

On December 29, 2006, Petróleos Mexicanos, through the Fideicomiso F/163, issued debt instruments in Mexico in the amount of Ps 22,000,000 at 91-day Cetes's rate plus 25 basis points, with maturity in 2008.

In 2005, significant financing activities were as follows:

Petróleos Mexicanos obtained US $59,882 for purchasing loans and project financing, granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2013.

Petróleos Mexicanos issued short-term certificates totaling Ps. 16,000,000 (in nominal terms), at several interest rates. This amount, as well as the balance as of December 31, 2004 for Ps. 2,000,000, was repaid in several dates during 2005.

From its US$1,250,000 syndicated revolving credit line Petróleos Mexicanos used US$800,000 in two tranches, A and B of US$400,000 each on October 25, 2005; tranch A at a one month LIBOR plus 0.30%, and tranch B at a one month LIBOR plus 0.45%. Both tranches were renewed on November 25, 2005 and were fully repaid on December 28, 2005, leaving this credit line wholly available for its use in 2006.

In 2005, the Master Trust undertook the following financing activities for PIDIREGAS:

The Master Trust obtained credit lines from export credit agencies totaling US $1,617,500 and US $4,250,000 from a syndicated loan.

On February 24, 2005, the Master Trust issued €1,000,000 of 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A;

On June 8, 2005, the Master Trust issued US$ 1,500,000 under its Medium-Term Note Program, Series A, in two tranches: US$ 1,000,000 of 5.75% Notes due in 2015 and US$ 500,000 of 6.625% Notes due in 2035, both guaranteed by Petróleos Mexicanos.

On August 31, 2005, the Master Trust issued US$175,000 of floating rate notes due 2008; bearing interest at a rate per annum equal to the London Interbank Offered Rate (LIBOR) for a period of one, two, three or six months (at the election of the Master Trust), plus 42.5 basis points, and guaranteed by Petróleos Mexicanos.

FINANCIAL STATEMENT NOTES

On December 1, 2005, the Master Trust issued US$750,000 of its Floating Rate Notes due 2012 under its Medium-Term Note Program, Series A, at a rate of three month LIBOR plus 60 basis points guaranteed by Petróleos Mexicanos.

In addition the following financing activities were under taken during 2005:

The payment of Petróleos Mexicanos exchanged notes on December 30, 2004 for Master Trust's notes was made as follows:

On April 29, 2005, Petróleos Mexicanos paid to the Master Trust	US$	803,365
On May 20, 2005, Petróleos Mexicanos paid to the Master Trust		678,697
On July 6, 2005, Petróleos Mexicanos paid to the Master Trust		826,099
Total	US$	2,308,161

From the syndicated loan obtained by Master Trust in March 2005 for U.S.$4,250,000, only US$2,020,800 related to new indebtedness, the remaining US$2,229,200 was used to refinance other syndicated credits.

In June 2005, U.S. $529,800 from the Notes issued by Master Trust for U.S. $1,500,000, are considered new indebtedness, since the remaining U.S. $970,200 were used to refinance the prepaid amount from the Funds Derivative Agreement between Pemex Exploration and Production and the Master Trust.

During 2005, the Fideicomiso F/163 undertook the following financing activities:

On February 1, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by the "Comisión Nacional Bancaria y de Valores" (the Banking and Securities National Commission) (the "CNBV"), a total of (UDI's 1,697,600 (Ps. 6,000,000) of notes denominated in Unidades de Inversión (Units of Investment, or "UDI's") in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

On February 11, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 15,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one for Ps. 7,500,000 of notes due February 11, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and the other one for Ps. 7,500,000 of notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

On May 13, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 10,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one for Ps. 5,012,600 of notes due February 4, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and the other one for Ps. 4,987,400 of notes due January 31, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

On June 16, 2006, Fideicomiso F/163 issued Ps.10,000,000 aggregate principal amount of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

FINANCIAL STATEMENT NOTES

On July 29, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 5,000,000 of notes due 2015 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at a fixed rate of 9.91%.

On October 21, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 4,500,000 of notes due 2011 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at the 91-day Cetes (Treasury bill) rate plus 0.35.

9. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended December 31, 2006 and 2005, is analyzed as follows:

	2006	2005
Net loss for the year	$ 42,497,678	($ 79,374,302)
Effect of restatement of the year - Net	5,109,448	7,887,885
Others	(13,121,814)	(27,669,018)
Comprehensive loss for the year	$ 34,485,312	($ 99,155,535)

10. Commitments and Contingencies

a. Pemex Exploration and Production has entered into the following agreements and contracts with P.M.I. Comercio Internacional S.A. de C.V. (PMI), subsidiary company:

An evergreen contract for the crude oil sale destined for export. Through this contract, Pemex-Exploration and Production is obligated to sell crude oil volumes to PMI to be exported. The corresponding sales prices are periodically fixed according to the international markets. Hydrocarbon supply agreements entered into by PMI with its customers, are guaranteed by PEMEX.

In July 2004 Pemex-Exploration and Production and P.M.I. Trading Ltd., executed a "frame contract for export sale of gas condensates". Such contract was terminated on August 1, 2006, as requested by Pemex-Exploration and Production.

In December 1998, Pemex Exploration and Production and PMI entered into an evergreen contract for current and future accounts receivable, generated by Pemex Exploration and Production, for sales of Maya and Altamira crude oil from Pemex Exploration and Production to PMI, which will be sold by PMI to designated customers in the United States of America, Canada and Aruba. At December 31, 2006 and December 31, 2005, sales amounted to Ps. 258,325,289 and Ps. 178,647,747, respectively.

b. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals guaranteed jointly and severally all the liabilities of the Pemex Project Funding Master

Trust (the "Master Trust") (a statutory trust organized November 10, 1998 by The Bank of New York and The Bank of New York (Delaware), and Petróleos Mexicanos. The main purpose of the Master Trust is to manage financial resources to finance projects designated by Petróleos Mexicanos and the Subsidiary Entities. The unpaid balance of the liabilities of the Master Trust derived from the resources that it obtains for the development of the PIDIREGAS projects, as of December 31, 2006, amounted to Ps. 412,702,492 (U.S.$37,928,728), which is allocated as follows: resources obtained under the protection of the agreement of derivation of funds are equal to Ps. 20,553,276 (U.S.$1,888,914) and resources obtained from financial institutions are equal to Ps. 392,149,215 (U.S.$36,039,814), of which Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Petrochemical Basics are guarantors of the Master Trust for this amount.

The outstanding balance on December 31, 2005 was equal to Ps. 394,288,205 (U.S.$35,158,672), which is allocated as follows: the resources obtained under the protection of the agreement of derivation of funds Ps. 25,199,093 (U.S.$2,246,999) and the resources obtained of financial institutions Ps. 369,089,112 (U.S.$32,911,673).

c. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals guaranteed jointly and severally all the liabilities of the Fideicomiso F/163 (organized on October 17, 2003 and managed until July 31, 2004, by BankBoston S.A, Institución de Banca Múltiple, División Fiduciaria and from August 1, 2004 until the date of issuance of these financial statements by Banco JP Morgan, S.A., Institución de Banca Múltiple, JPMorgan Grupo Financiero, División Fiduciaria), which issues *certificados bursátiles* (publicly-traded notes) and enters into other financings, in accordance with instructions provided by Petróleos Mexicanos. The resources that are obtained from these financings are destined to cover peso-denominated payment obligations incurred by PIDIREGAS projects. The outstanding balance of the Fideicomiso F/163 on December 31, 2006 and December 31, 2005 was Ps. 117,459,945 and Ps. 110,764,506, respectively.

d. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At December 31, 2006 and December 31, 2005, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 12,892,856 and Ps. 15,755,572, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2007		2,332,331
2008		1,608,217
2009		1,254,243
2010		1,254,243
2011		1,254,243
2012 and thereafter		5,189,609
Total	$	12,892,856

e. Since 2003, PEMEX has entered into Multiple Services Contracts (MSCs). In connection with these contracts, the contractor, at his own cost, administers and supports the execution of the works outlined in the MSCs, which are classified in development, infrastructure and maintenance categories. The estimated value of the MSCs, as of December 31, 2006 and December 31, 2005 is as follows:

Date of contracting	Block	December 31, 2006		December 31, 2005	
February 9, 2004	Olmos	U.S. $	343,574	U.S. $	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2004	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295
Total		U.S. $	5,887,086	U.S. $	5,887,086

f. At December 31, 2006 and at December 31, 2005, PEMEX had entered into contracts with various contractors for an approximate amount of Ps. 90,229,079 and Ps. 161,531,599, respectively. These contracts are for the development of PIDIREGAS over the next 18 years.

g. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improvement plans. Such plans include remediation for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX recorded a reserve for environmental remediation as of December 31, 2006 and December 31, 2005 of Ps. 1,014,395 and Ps. 1,476,218, respectively. This reserve is included in long-term liabilities in the balance sheet.

h. As of December 31, 2006, PEMEX is involved in various civil, tax, labor and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. At December 31, 2005 and December 31, 2006, PEMEX had accrued Ps. 1,598,870 and Ps. 10,615,132 respectively, related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 39,476,000 at December 31, 2006. Among these lawsuits, we find the following:

I. PEMEX is currently involved in arbitration proceedings with Conproca, S.A. de C.V. ("Conproca"), arising out of public works contracts signed with Conproca and accounted for as PIDIREGAS, pursuant to which Conproca is seeking payment of U.S.$632,100. PEMEX filed a counter-claim against Conproca for the non-fulfilment of contracts relating to the Cadereyta Project in the amount of U.S.$907,700. On October 13, 2006, the parties filed their briefs, which included all issues to be discussed at the Second Liability Hearing. The Second Liability Hearing was held in January 2007, in which evidence was submitted by the parties regarding their claims and counterclaims. On January 20 and 21, 2006 inspection visits were carried out to the Cadereyta Refinery, El Tejar pumping station and to the valve of La Antigua river by the Arbitration Court and its experts. . The parties are required to submit their pleadings of the Second Hearing, as well as their damage quantifications before April 4, 2007. Afterwards, the parties will submit their respective rejoinders. Later on the Arbitration Court will issue a a partial or provisional award on this matter.

II. Construcciones Industriales del Golfo, S.A. de C.V. filed a claim against Pemex-Exploration and Production, file N° 40/2004-VIII seeking Ps. 15,237 plus U.S.$219,584. The trial is in the evidentiary stage. The main activities to be performed are to analyze and as the case may be, object the expert opinions provided regarding accounting and engineering costs.

III. Unión de Sistemas Industriales filed a claim against Pemex-Refining, file N° 202/2003, for the amount of Ps. 393,095. This issue was in the evidentiary stage. The main activities to be performed are: object evidence submitted by the plaintiff and file PEMEX's evidence.

IV. Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed a claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production seeking approximately U.S. $300,000 for, among other claims, an alleged breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production filed a counter-claim against COMMISA, in which a total amount has not been determined yet. In a separate proceeding, the Supreme Court of Justice denied the request for an *amparo* filed by COMMISA alleging the unconstitutionality of the Law of Acquisitions, Leasing and Services of the Public Sector. On November 28, 2006, ICA issued a preliminary award declaring its jurisdiction. On January 26, 2007, Pemex-Exploration and Production filed a detailed counter-claim brief. Pemex-Exploration and Production is required to file a response to the detailed claim filed by COMMISA before March 27, 2007. Based on its detailed claim, COMMISA is seeking approximately US$292,043 and Ps. 37,537.

V. COMBISA, S. de R.L. de C.V. ("COMBISA") filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $235,770 plus interest for, among other claims, the breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim in the amount of U.S. $12,294 . The presentation hearing concluded on December 1, 2006. On January 31, 2007 the parties submitted their final briefs. A final award is still pending.

VI. COMMISA filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of a contract related to two vessels, named Bar Protector and Castoro 10, in Cantarell. Pemex-Exploration and Production filed a counterclaim in the amount of U.S. $2,057 and Ps. 488. Pemex-Exploration and Production is required to respond a questionnaire before February 15, 2007.

VII. On March 31, 2006, Petroquímica Cangrejera, S.A. de C.V., Petroquímica Pajaritos, S.A. de C.V. and Petroquímica Morelos, S.A. de C.V. (which since have been merged into Pemex-Petrochemicals) were notified by the Council of Coatzacoalcos, Veracruz of an alleged underpayment of certain real estate taxes for a total amount of approximately Ps. 1,846,691. The Council filed for an attachment in the amount of Ps. 109,102, which was objected to by Pemex-Petrochemicals before the Tribunal de lo Contencioso Administrativo (Administrative Contentious Court) in Xalapa, Veracruz.

On December 22, 2006, a settlement agreement on the payment of the alleged underpayment of certain real estate taxes was executed between the parties. The agreement was filed in court to conclude the administrative proceedings. Pemex-Petrochemicals paid Ps. 76,040 to the Council of Coatzacoalcos, Veracruz, at the execution of the agreement.

VIII. Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. As of this date, the trial is in the evidentiary stage. The plaintiff filed an appeal against the writ dated September 5, 2006. Currently, the trial is suspended until a resolution on this matter is issued.

IX. Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed a claim against Pemex-Refining, file N° 271/2005-I, asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with an agreement dated March 26, 1993. This trial is in the evidentiary stage. The court rejected the evidence filed by the plaintiff and the plaintiff filed an appeal against this decision. The trial is suspended until a resolution on this matter is issued.

X. MICARE and MIMOSA filed constitutional relieves known as *amparo* against officers of PEMEX and Pemex-Exploration and Production, claiming that the public works contract N° 414105826 is unconstitutional, since the signatories lacked sufficient authority to execute such agreement.

The preliminary motions requested by the Court were filed as well as expert opinions. The experts that will issue their opinion on this issue were ratified. A date for the constitutional hearing is still pending.

XI. TEJAS GAS DE TOLUCA, S. DE R.L. de C.V., filed a claim before the International Chamber of Commerce against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, asserting the compliance by GNM and Pemex-Gas and Basic Petrochemicals of a Memorandum of Understanding and its annexes executed for the construction and operation of the Palmillas-Toluca pipeline, as well as the execution of a transportation agreement, without recognizing the financial model from which it originated. The estabishment of the Arbitration Court is currently pending. As of this date, a memorandum under which the Arbitration court decides on the matter under debate is being prepared.

The aforementioned trials included in section h are of uncertain outcome, since the final resolution will be taken by the competent authorities.

11. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at December 31, 2006					
Trade Income					
External Costumers	$ -	$ 392,231,356	$ 133,663,453	$ 20,854,842	$ 511,365,875
Intersegments	855,227,678	44,917,329	80,049,164	9,304,501	161,206,392
Operation Gain (Loss)	660,948,487	(77,033,289)	9,169,048	(11,652,301)	(2,826,477)
Net Gain (Loss)	(66,147,995)	(31,094,069)	7,429,114	(18,029,516)	51,426,878
Total Assets	1,053,619,406	345,399,081	124,880,454	70,089,622	1,965,766,754
As at December 31, 2005					
Trade Income					
External Costumers	$ -	367,539,570	139,734,701	21,036,151	437,973,240
Intersegments	745,320,117	39,811,173	85,939,922	9,173,602	127,215,062
Operation Gain (Loss)	546,995,348	(27,855,170)	10,291,780	(9,427,235)	(21,242,770)
Net Gain (Loss)	(18,988,037)	(55,425,471)	6,952,552	(17,204,921)	73,760,858
Total Assets	877,767,205	308,810,976	100,927,807	53,819,901	1,565,875,218

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System Inc.	Serv.de procur. en el mercado internal.	8,860	100.00
Kot Insurance Company, Ltd.	Reaseguradora	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	Comercializadora Int.de crudo	2,214,241	98.33
P.M.I. Holdings B.V.	Tenedora de acciones	40	100.00
P.M.I. Holdings N.V.	Tenedora de acciones	6,200	100.00
P.M.I. Trading Ltd.	Comercializadora Int. Petroliferos	4,900	48.51
P.M.I. Marine Ltd.	Compra venta de crudo	230,275	100.00
Mex-Gas Internacional, Ltd.	Comercializadora de gas	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Repsol YPF	Compañia petrolera	59,404,128	4.94	0	22,352,585
Deer Park Refining Limited	Compañia refinadora	1	0.00	0	5,710,242
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Comercializadora de lubricantes	17,879,561	46.85	178,796	151,402
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportaciòn de gas	393,049,321	50.00	393,579	1,487,636
I.I.I., S.A	Tenedora de activos	62,165,678	100.00	62,167	1,034,399
Cia. Mexicana de Exploraciones, S.A. de C.V	Exploraciòn de suelos y mares	25,333,847	60.00	8,152	274,166
Pan American Suphur Company, Ltd.	Almacenaje y distribución de azufre	1,498	99.87	5,271	16,288
Pasco Terminals	Almacenaje de ácido sulfùrico	1,000	100.00	47,325	26,954
Otras inversiones		1	0.00	0	993,503
Estimación de Fluctuación en Inversiones		1	0.00	0	(753,564)
TOTAL INVESTMENT IN ASSOCIATES				695,290	31,293,611
OTHER PERMANENT INVESTMENTS					143,865
TOTAL				695,290	31,437,476

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB — QUARTER: 4 — YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCA SERFIN S.A. (6) (11	30/03/2009	7.32	0	888,889	1,333,332	0	0	0						
BANCO SANTANDER MEXICANO, S.	23/11/2012	7.34	0	0	3,000,000	0	0	0						
BANCO JPMORGAN, SA, INSTITUC	05/11/2012	11.00	0	0	4,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	23/12/2008	8.40	0	1,027,500	1,027,500	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	23/12/2008	7.37	0	2,472,500	2,472,500	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	20/12/2012	9.42	0	555,556	4,555,556	0	0	0						
INTERESES DEVENGADOS NO PAGA	31/12/2007	0.00	0	70,062	0	0	0	0						
BANCO NACIONAL DE COMERCIO E	30/06/2018	5.44							0	326,430	217,620	217,620	217,620	1,632,150
BANCO SANTANDER MEXICANO,S.A	19/09/2013	5.44							0	108,810	108,810	108,810	108,810	326,430
BANCA SERFIN S.A. (1) (8)	28/04/2008	5.35							0	1,088,100	1,088,100	0	0	0
NACIONAL FINANCIERA,S.N.C.	29/12/2008	5.58							0	0	1,088,100	0	0	0
NACIONAL FINANCIERA,S.N.C.	15/12/2009	4.20							0	219,608	219,608	219,608	0	0
CITIBANK N.A. (1) (8)	18/06/2013	5.37							0	0	0	0	0	46,244,250
BANCO SANTANDER CENTRAL HISP	20/03/2007	5.44							0	652,860	0	0	0	0
WESTLB AG,LONDON BRANCH (1)	17/05/2007	5.39							0	163,215	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	02/07/2012	7.86							0	143,166	121,939	121,939	121,939	255,909
INTERESES DEVENGADOS NO PAGA	31/12/2007	0.00							0	260,467	0	0	0	0
CONPROCA, S.A. DE CV (1) (	15/06/2010	8.40							0	2,019,073	2,192,239	2,380,256	1,265,620	0
INTERESES DEVENGADOS NO PAGA	31/12/2007	0.00							0	33,015	0	0	0	0
FSO INC. (1) (7)	14/09/2008	15.00							0	293,560	218,489	0	0	0
CSM	31/10/2009	4.70							0	1,022,725	582,102	286,472	70,573	0
SECURED														
NACIONAL FINANCIERA,S.N.C.	20/11/2015	2.90							0	294,266	294,266	294,266	294,266	1,471,328
EKSPORTFINANS ASA (1) (7)	15/10/2008	4.62							0	46,158	26,803	0	0	0
EKSPORTFINANS ASA (1) (7)	30/03/2014	3.81							0	318,860	261,663	188,935	170,259	406,692
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	4.50							0	193,212	193,212	193,212	193,212	676,241
ABN AMRO BANK,N.V. (1) (8)	15/12/2015	5.71							0	2,633,663	2,732,031	2,732,031	2,498,004	5,508,422
BANCO SANTANDER CENTRAL HISP	23/06/2011	4.63							0	193,210	92,776	54,041	14,950	1,123
BARCLAYS BANK,P.L.C. (1) (	20/03/2014	5.43							0	842,289	842,289	842,289	842,289	1,782,131
BNP PARIBAS (1) (8)	25/06/2015	5.45							0	1,843,486	1,843,486	1,843,486	1,843,486	7,348,399
DRESDNER BANK AG (1) (8)	01/06/2012	5.32							0	260,258	260,258	260,258	260,258	372,036
EXPORT DEVELOPMENT CANADA (	29/06/2015	5.54							0	217,620	217,620	217,620	217,620	870,480
EXPORT DEVELOPMENT CANADA (	15/04/2013	5.41							0	47,693	33,888	23,988	17,561	13,176

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
EXPORT DEVELOPMENT CANADA (	15/12/2010	5.42							0	217,620	217,620	217,620	217,620	0
ING CAPITAL LLC (1) (8)	15/06/2016	5.35							0	0	67,788	67,788	67,788	372,836
KREDITANSTALT FUR WIEDERAUFB	31/03/2011	5.38							0	32,881	32,881	29,980	26,939	13,865
KREDITANSTALT FUR WIEDERAUFB	31/12/2012	5.50							0	228,170	193,099	193,099	193,099	311,129
MEDIOCREDITO CENTRALE S.P.A.	30/04/2012	5.44							0	51,495	51,495	51,495	51,495	77,242
HSBC BANK PLC (1) (7)	11/06/2015	5.45							0	5,482	5,482	5,482	5,482	24,869
HSBC BANK PLC (1) (8)	30/06/2017	5.41							0	498,184	498,184	516,800	508,065	1,655,259
HSBC BANK, PLC (1) (7)	26/09/2011	5.92							0	87,494	72,172	56,850	56,850	53,083
HSBC BANK, PLC (1) (7)	29/10/2007	5.80							0	22,984	0	0	0	0
HSBC BANK PLC (1) (8)	17/04/2014	5.40							0	20,835	20,835	20,835	20,835	72,923
NATEXIS BANQUE (2) (7)	30/06/2016	2.00							0	758	758	758	758	2,727
SOCIETE GENERALE (1) (7)	13/02/2017	4.77							0	0	0	77,728	77,728	505,231
SOCIETE GENERALE (1) (8)	31/01/2012	5.53							0	575,210	469,202	334,029	252,487	146,969
SOCIETE GENERALE (1) (8)	13/02/2017	5.38							0	0	0	42,126	42,126	273,819
SOCIETE GENERALE (1) (8)	20/03/2008	5.44							0	13,486	6,743	0	0	0
SOCIETE GENERALE (1) (8)	28/02/2017	5.43							0	0	0	58,407	58,407	379,645
STANDARD CHARTERED BANK (1	25/09/2015	5.53							0	954,430	1,051,181	1,051,181	1,051,181	4,149,185
J.P. MORGAN CHASE (1) (8)	06/03/2012	5.42							0	67,303	67,303	67,303	67,303	80,796
DEUTSCHE BANK (1) (8)	16/12/2013	5.40							0	25,818	25,818	25,818	23,364	62,728
TORONTO DOMINION BANK (1)	20/10/2009	5.40							0	102,002	100,079	67,330	0	0
THE BANK OF TOKYO,MITSUBISHI	30/06/2015	5.48							0	724,817	724,817	724,817	724,817	3,491,385
JAPAN BANK FOR INTERNATIONAL	30/06/2015	4.36							0	23,597	23,597	23,597	23,597	106,185
JAPAN BANK FOR INTERNATIONAL	08/03/2017	1.60							0	115,232	230,678	230,678	230,678	1,498,772
THE EXPORT-IMPORT BANK OF KO	28/02/2017	4.85							0	217,620	217,620	286,383	286,383	773,392
MIZUHO CORPARATE BANK, LTD (	14/12/2018	5.36							0	0	0	0	0	6,528,600
MIZUHO CORPARATE BANK, LTD (	20/05/2010	1.98							0	1,275,205	1,275,205	1,275,205	637,591	0
INTERESES DEVENGADOS NO PAG	31/12/2007	0.00							0	780,530	0	0	0	0
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	5,014,507	16,388,888	0	0	0	0	19,262,897	17,987,856	15,410,140	12,761,060	87,489,207

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SCOTIA INVERLAT CASA DE BOLS	05/06/2014	7.34	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	31/01/2013	7.33	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	18/10/2007	7.21	0	13,000,000	0	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	13/10/2011	7.21	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	08/10/2009	7.48	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	04/02/2010	7.15	0	0	12,512,600	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	05/12/2019	0.00	0	0	11,798,813	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	16/07/2015	9.91	0	0	9,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	14/10/2010	8.38	0	0	6,172,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	31/12/2007	0.00	0	1,587,737	0	0	0	0						
INTERESES ANTICIPADOS	31/12/2007	0.00	0	(5,674,541)	0	0	0	0						
DEUTSCHE BANK (1) (7)	01/02/2009	7.88							0	0	0	10,881,000	0	0
DEUTSCHE BANK (1) (7)	01/02/2022	8.63							0	0	0	0	0	10,881,000
DEUTSCHE BANK (1) (7)	15/11/2011	8.00							0	0	0	0	0	8,160,750
DEUTSCHE BANK (1) (7)	01/12/2023	8.63							0	0	0	0	0	2,618,567
DEUTSCHE BANK (1) (7)	01/06/2007	9.00							0	2,042,222	0	0	0	0
DEUTSCHE BANK (1) (7)	02/12/2008	9.38							0	0	5,364,572	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.85							0	4,721,353	0	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50							0	0	0	0	0	4,287,397
DEUTSCHE BANK (1) (7)	30/03/2018	9.25							0	0	0	0	0	3,704,186
DEUTSCHE BANK (1) (7)	02/12/2008	9.38							0	0	1,144,877	0	0	0
DEUTSCHE BANK (1) (7)	13/10/2010	9.13							0	0	0	0	0	10,881,000
DEUTSCHE BANK (1) (7)	15/08/2008	6.13							0	0	8,160,750	0	0	0
DEUTSCHE BANK (1) (7)	15/12/2014	7.38							0	0	0	0	0	19,041,750
DEUTSCHE BANK (1) (7)	15/12/2015	5.75							0	0	0	0	0	19,041,750
DEUTSCHE BANK (1) (7)	01/12/2023	8.63							0	0	0	0	0	101,883
DEUTSCHE BANK (1) (7)	17/09/2007	8.85							0	1,807,247	0	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50							0	0	0	0	0	258,424
DEUTSCHE BANK (1) (7)	30/03/2018	9.25							0	0	0	0	0	104,164
DEUTSCHE BANK (1) (7)	15/02/2008	8.50							0	0	10,881,000	0	0	0
DEUTSCHE BANK (1) (7)	15/06/2035	8.63							0	0	0	0	0	13,601,250

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DEUTSCHE BANK (1) (7)	28/09/2009	7.75							0	0	0	19,041,750	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50							0	0	0	0	0	853,919
DEUTSCHE BANK (1) (7)	15/03/2027	9.50							0	0	0	0	0	4,388,264
CITIBANK, N.A. (2) (7)	13/08/2007	7.38							0	5,548,606	0	0	0	0
CITIBANK N.A. (1) (8)	01/06/2007	9.00							0	678,028	0	0	0	0
DEUTSCHE BANK (1) (8)	03/12/2012	5.37							0	0	0	0	0	8,160,750
DEUTSCHE BANK (3) (7)	05/12/2023	3.50							0	0	0	0	0	2,739,000
DEUTSCHE BANK (5) (7)	18/12/2013	7.50							0	0	0	0	0	8,522,434
DEUTSCHE BANK (2) (7)	02/08/2007	7.75							0	7,162,400	0	0	0	0
DEUTSCHE BANK (2) (9)	04/03/2008	8.21							0	0	1,479,628	0	0	0
J.P. MORGAN CHASE (1) (8)	15/06/2010	5.38							0	0	0	0	16,321,500	0
J.P. MORGAN CHASE (1) (8)	15/10/2009	5.37							0	0	0	5,440,500	0	0
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.63							0	0	0	0	10,743,600	0
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25							0	0	0	0	0	7,162,400
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.38							0	0	0	0	0	12,176,080
J.P. MORGAN CHASE (2) (7)	24/02/2025	5.50							0	0	0	0	0	14,324,800
PEMEX FINANCE (1) (7)	15/11/2018	8.96							0	4,207,309	3,627,000	3,300,570	2,321,280	5,331,701
PEMEX FINANCE (1) (8)	07/04/2014	5.38							0	0	0	0	0	2,067,390
INTERESES DEVENGADOS NO PAGA	31/12/2007	0.00							0	5,234,352	0	0	0	0
INTERESES ANTICIPADOS	31/12/2007	0.00							0	(1,040,087)	0	0	0	0
SECURED														
REPCON LUX	26/01/2011	4.50							0	0	0	0	0	14,947,632
INTERESES DEVENGADOS NO PAGA	31/12/2007	0.00							0	287,742	0	0	0	0
PRIVATE PLACEMENTS														
UNSECURED														
OTRAS COLOCACIONES PRIVADAS	24/08/2008	5.37							0	0	1,904,175	0	0	0
SECURED														
TOTAL STOCK MARKET			0	8,913,196	81,468,813	0	0	0	0	30,649,172	32,562,002	38,663,820	29,386,380	173,356,291

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
OTROS PROVEEDORES		0.00							0	38,520,138	0	0	0	0
TOTAL SUPPLIERS			0	0	0	0	0	0	0	38,520,138	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS CIRCULANTES		0.00							0	11,994,502	0	0	0	0
TOTAL			0	13,927,703	97,857,701	0	0	0	0	98,426,709	50,549,858	54,073,960	42,147,440	260,845,498

NOTES

MONEDAS TIPOS DE CAMBIO CONTABLE
(1) Dólares 10.881
(2) Euros 14.3248
(3) Yen Japonés 0.0913
(4) Franco Suizo 8.9064
(5) Libra Esterlina 21.3061
(6) Pesos 1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB
BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 4 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	41,067,450	446,854,928	2,192	23,846	446,878,774
LIABILITIES POSITION	61,031,615	664,085,001	7,692,841	83,705,800	747,790,801
SHORT-TERM LIABILITIES POSITION	29,100,253	316,639,852	1,689,190	18,380,071	335,019,923
LONG-TERM LIABILITIES POSITION	31,931,362	347,445,149	6,003,651	65,325,729	412,770,878
NET BALANCE	(19,964,165)	(217,230,073)	(7,690,649)	(83,681,954)	(300,912,027)

NOTES

Observaciones:
Dólares Americanos 10.8810
Yenes Japoneses 0.0913
Libras esterlinas 21.3061
Francos suizos 8.7682
Euros 14.3248

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 4   YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	(14,481,196)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(14,481,196)

NOTES

Nota: Petroleos Mexicanos, como ente consolidador consideró el resultado por posición monetaria atraves del proceso de consolidación de los estados financieros del Corporativo, de sus Organismos Subsidiarios y de sus Compañías Subsidiarias, con un monto acumulado de 14,481,196, motivo por el cual consideramos no aplicable este anexo.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA DEBIDO A QUE NO EXISTEN LIMITACIONES FINANCIERAS DERIVADAS DE LOS FINANCIAMIENTOS OBTENIDOS BAJO ESTE PROGRAMA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Prod. de petróleo crudo (Mbd)		3,350	97.30
Producción de gas (MMpcd)		5,456	98.20
REFINACION		0	0.00
Cap. de dest. atmós. (Mbd)		1,540	84.10
Cadereyta		275	76.30
Madero		190	80.60
Minatitlán		185	91.30
Salamanca		245	80.60
Salina Cruz		330	88.00
Tula		315	87.30
Term. de Almac. y Dist. (Mb)		13,056	100.00
GAS Y PETROQUIMICA BASICA		0	0.00
Endulzamiento de Gas (MMpcd)		4,503	71.10
Cactus		1,960	68.10
Nuevo Pemex		880	84.50
Ciudad Pemex		1,290	71.20
Matapionche		109	68.00
Poza Rica		230	43.50
Arenque		34	94.50
PETROQUIMICA		0	0.00
Capacidad de Producción (Mt)		12,571	52.30
Camargo *		333	0.00
Cangrejera		3,280	82.30
Cosoleacaque		4,975	26.50
Escolín		337	11.40
Independencia		288	34.40
Morelos		2,263	68.60
Pajaritos		1,021	84.70
Tula *		76	0.00
Centros de distribución		0	0.00
Petroquímicos (Mt)		249,251	88.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Mbd - miles de barriles diarios
MMpcd - millones de pies cúbicos diarios
Mb - miles de barriles
Mt - miles de toneladas
* Planta fuera de operación

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONDENSADOS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				8
GAS HÚMEDO AMARGO	PEMEX EXPLORACIÓN Y PRODUCCIÓN				73
PETROLEO CRUDO	PEMEX EXPLORACIÓN Y PRODUCCIÓN				74
GAS HÚMEDO DULCE	PEMEX EXPLORACIÓN Y PRODUCCIÓN				11

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

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MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLIFEROS:	0	0	0.0		
COMBUSTOLEO	264	42,522,962	0.0		
DIESEL	345	88,274,872	100.0	PEMEX DIESEL	DISTRIBUIDORES
GAS L.P.	306	52,710,274	0.0		DISTRIBUIDORES
GASOLINA MAGNA SIN	602	181,275,911	100.0	PEMEX MAGNA	DISTRIBUIDORES
GASOLINA PREMIUM	116	40,394,156	100.0	PEMEX PREMIUM	DISTRIBUIDORES
TURBOSINA	61	18,895,200	0.0		
OTROS REFINADOS	69	9,592,443	0.0		
PETROQUÍMICOS:	0	0	0.0		
DERIV. DEL METANO(a)	839	2,703,056	89.0		(e)
DERIV. DEL ETANO (b)	1,066	11,119,195	55.0		(f)
AROMÁT. Y DERIV. (c)	489	5,831,896	41.0		(g)
PROPIL. Y DERIV. (d)	30	2,736,133	0.0		(h)
OTROS PETROQUIMICOS	1,402	1,739,931	0.0		(i)
	0	0	0.0		
GAS SECO	2,955	76,362,670	0.0		(j)
IEPS	0	0	0.0		
EFECTO B-10	0	12,590,952	0.0		
FOREIGN SALES					
PETRÓLEO CRUDO	1,663	378,692,025	0.0		
PRODUCTOS REFINADOS	178	40,121,941	0.0		
PRODUCTOS PETROQUÍMI	184	3,006,245	0.0		
EFECTO MARGINAL VENT	0	78,747,745	0.0		
EFECTO B-10	0	10,797,911	0.0		
TOTAL		1,058,115,518			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 4 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Previous Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
PETRÓLEO CRUDO	0	378,692,025	(k)		
PRODUCTOS REFINADOS	0	40,121,941			
PRODUCTOS PETROQUÍMI	0	3,006,245			
EFECTO MARGINAL VENT	0	78,747,745			
EFECTO B-10	0	10,797,911			
FOREIGN SUBSIDIARIES					
TOTAL		511,365,867			

NOTES

Mbd - miles de barriles diarios
Mt - miles de toneladas

(a) Considera la contribución de Pemex Petroquímica al mercado nacional por los siguientes productos: amoniaco y metanol.
(b) Considera la contribución de Pemex Petroquímica al mercado nacional de los siguientes productos: Etileno, Glicoles, PEAD, PEBD, Oxido de etileno, Cloruro de vinilo.
(c) Considera la contribución de Pemex Petroquímica por los siguientes productos: Benceno, Estireno, Tolueno, Xilenos, Paraxileno.
(d) Considera la contribución de Pemex Petroquímica al mercado nacional por los siguientes productos: Acrilonitrilo y Propileno.
(e) UNIVEX, S.A. ; AGROGEN, S.A. DE C.V ; INTEGRADORA APRODIFER, S.A. DE C.V. ; PRAXAIR MEXICO S.A. DE C.V. ; MASAGRO S.A. DE C.V.
(f) INDUSTRIAS DERIVADAS DEL ETILENO, S.A. ; GRUPO PRIMEX, S.A. DE C.V. ; POLIOLES, S.A. DE C.V. ; POLICYD, S.A. DE C.V. ; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.
(g) TEREFTALATOS MEXICANOS, S.A. DE C.V. ; RESIRENE, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V. ; NOVIDESA, S.A. DE C.V.
(h) DOW INTERNACIONAL MEXICANA, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; QUIMI-KAO,S.A.DE C.V. ; COMPLEX QUIMICA, S.A. DE C.V.; CLARIANT MEXICO, S.A. DE C.V.
(i) INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V. ; PRODUCTOS QUIMICOS LA ANITA, S.A. DE C.V. ; SERVICIOS Y PRODS.QUIMICOS COR VEL, S.A. DE C.V. ; CONSORCIO GUAL, S.A. DE C.V. ; ACIDO DE MEXICO, S.A. DE C.V.
(j) CFE, IPP´S Distribuidores, Industriales (ISPAT), L y F del Centro.
(k) 79% Estados Unidos y el 21% restante a Europa, el resto del Continente Americano y al Lejano Oriente.

Los volúmenes están en miles de barriles diarios a excepción de los petroquímcios que se expresan en miles de toneladas y el gas seco que se expresa en millones de pies cúbicos diarios.

STOCK EXCHANGE CODE: PMXCB

QUARTER: 4 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.0000	0	0	0	0	0	0	328,950,566
TOTAL			0	0	0	0	0	328,950,566

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 0

NOTES

PEMEX CUENTA CON CERTIFICADOS DE APORTACIÓN PATRIMONIAL Y NO CON CAPITAL CONSTITUIDO POR ACCIONES.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APLICA DEBIDO A QUE PEMEX NO HA INFORMADO NINGÚN PROYECTO COMO EVENTO RELEVANTE.

LA CONVERSION A MONEDA NACIONAL DE LAS CIFRAS QUE SE PRESNETAN EN LOS ESTADOS FINANCIEROS DE LAS EMPRESAS QUE REPORTAN EN MONEDA EXTRANJERA SE LLEVA A CABO DE CONFORMIDAD CON LOS LINEAMIENTOS ESTABLECIDOS EN EL BOLETIN B-15 DE LAS NORMAS DE INFORMACIÓN FINANCIERAS (ANTES DENOMINADAS "PRINCIPIOS DE CONTABLIDAD GENERALMENTE ACEPTADOS"), PROCEDIENDO DE LA SIGUIENTE MANERA:

BALANCE GENERAL.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL BALANCE GENERAL SE CONSIDERA EL TIPO DE CAMBIO DE CIERRE, A LA FECHA DEL BALANCE GENERAL.

ESTADO DE RESULTADOS.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL ESTADO DE RESULTADOS, SE CONSIDERA EL TIPO DE CAMBIO PROMEDIO DEL EJERCICIO CORRESPONDIENTE.

LA DIFERENCIA RESULTANTE EN LA CONVERSION DE LOS ESTADOS FINANCIEROS SE REGISTRA DENTRO DEL PATRIMONIO COMO UN RESULTADO POR CONVERSION.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By:
Mauricio Alazraki Pfeffer
Managing Director of Finance and Treasury

Date: March 22, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END